Northern Dynasty comments on National Marine Fisheries Service status review of Lake Iliamna Seals

May 17 2013, Vancouver, BC – The US National Marine Fisheries Services (NMFS) has announced it will conduct a 12-month assessment of the biological status of harbor seals in Southwest Alaska’s Lake Iliamna, in response to the Center for Biological Diversity’s (CBD) November 2012 submission of a “Petition to List Iliamna Lake Seal, a Distinct Population Segment of Pacific Harbour Seal (Phoca vitulina richardsi) under the Endangered Species Act”.

Under the US Endangered Species Act (ESA), any party can petition the government to list a species as threatened or endangered. In response to the CBD’s petition regarding Lake Iliamna seals, the NMFS has agreed to conduct a status review and consider the best scientific and commercial information available to determine whether a threatened or endangered species listing or designation of critical habitat is warranted. NMFS is the lead federal agency responsible for research, management and conservation of seals and other sea mammals in the United States.

“In the past, NMFS has stated that it is not known whether Lake Iliamna seals are genetically isolated from other harbor seals in Bristol Bay,” said Ron Thiessen, President & CEO of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK). “Now they have agreed that the question justifies additional assessment.

“As a company that has invested a great deal of time and money studying environmental conditions in the Lake Iliamna area, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") supports the research and conservation efforts of the US federal government. Ultimately, whether the Lake Iliamna seals are considered to be a distinct population segment or not, PLP will ensure that development of the Pebble Project will not affect their habitat or their numbers.”

Lake Iliamna is located on the Alaska Peninsula approximately 15 miles south of the Pebble Project, and is connected to Bristol Bay via the Kvichak River. It is not known how long harbor seals have inhabited the lake or whether they are permanent residents, as harbor seals are known to migrate from salt water to fresh water in other parts of North America. The Pebble Partnership has collected scientific data on harbor seals in Lake Iliamna as part of its 27,000 page Environmental Baseline Document (EBD), which suggests that the seals experience no geographical barriers to movement between Lake Iliamna and Bristol Bay. PLP has submitted its technical review of the CBD’s Lake Iliamna seal petition to NMFS and will continue to engage in any public comment opportunities associated with the agency’s 12-month status review process.

“The fact is, whether or not this local seal population warrants a listing, they will not be affected by the Pebble Project,” Thiessen said. “We appreciate that Lake Iliamna, its harbor seals and all the aquatic life it supports are important food and cultural resources for the Alaska Native people of the region. Pebble is developing a mine plan that will ensure these resources are protected for the use and enjoyment of future generations, regardless of whether the Lake Iliamna seal population is considered distinct or not.”

The NFMS status review of Lake Iliamna seals is due to be published in the Federal Register by November 2013. If the NFMS warrants a threatened or endangered listing for Lake Iliamna harbor seals under the ESA, the federal agency must then define critical habitat for the species within one year. A ‘critical habitat’ designation does not establish a preserve or refuge, but is defined as a specific geographic area that contains the physical and biological features essential to the conservation of a species. Before critical habitat is designated, careful consideration is given to impacts on specific areas, including potential economic impacts.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent, its partners and the people and culture of the State of Alaska, but also industries, suppliers and consultants locally and in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
________________________________________________

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.